FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003


                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X   Form 40-F
                                       ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes     No X
                                    ---    ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:


I. English translation of a press release, dated January 31, 2003, announcing the scheduled dissolution of Yugen Kaisha Hinode Kanko Rent-a-car, a subsidiary of the registrant.

II. A press release, dated February 5, 2003, announcing the registrant's decision to build a new vehicle production plant in San Antonio, Texas.

III. Information made public by way of press release with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the third fiscal quarter of the 2003 fiscal year ended December 31, 2002:

       o Press release

       o Highlights of Consolidated Financial Results

IV. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the third fiscal quarter of the 2003 fiscal year ended December 31, 2002:

       o Consolidated Financial Results

       o Unconsolidated Financial Results

       o Financial Summary




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Toyota Motor Corporation


                                                  By: /s/ Takahiko Ijichi
                                                      --------------------------
Date:  February 5, 2003                               Name:  Takahiko Ijichi
                                                      Title: General Manager,
                                                             Accounting Division